Exhibit 4.45

Lawrence Dickinson	One Churchill Place
Company Secretary	London
EC14 5RP
17 March 2006
Tel 020 7116 8099
Mr Fulvio Conti	Fax 020 7116 7665

lawrence.dickinson@barclays.com

Dear Mr Conti

I am writing to you about your appointment as a Director of Barclays PLC and Barclays Bank PLC with effect from 1 April 2006.

1. Fees

As a Non-Executive Director you will receive a fee of £55,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee, after tax and national insurance, will be used to purchase Barclays PLC shares twice per year, in February and August. These shares will be held on your behalf until you leave the Board. Enclosed with this letter is an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you are asked to sign and return.

Any reasonable out of pocket expenses that you incur in performing your duties as a Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board (with the Non-Executive Directors abstaining) reviews the level of fees paid to Non-Executive Directors annually.

2. Terms of Your Appointment

The Directors, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting on 27 April 2006. As with all of the Directors, you will then normally be required to seek re-election at least every three years.

Your initial term of office will be for up to six years. On or before the sixth anniversary of your appointment we will agree with you whether it is appropriate for you to continue for up to another three years. In addition, you will also have an annual review with the Chairman of your performance as a Non-Executive Director. The Board has also adopted a formal system of self-evaluation, which is carried out on an annual basis.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 1 Churchill Place, London E14 5HP

Your appointment as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders. The Board shall also reserve the right to reconsider your appointment as a Director and therefore to terminate your appointment forthwith should there be any material change to your personal circumstances that the Board believes may affect your appointment as a Director of Barclays PLC and Barclays Bank PLC. A material change shall include, but not be limited to, the following:

•	Where you resign, retire or are removed from office from any of your other external appointments (including, but not limited to, any other directorships).

•	Where you are appointed to any other company, corporate body or other entity (internal or external), which has not been agreed in advance with the Chairman.

•	Where an incident occurs, which the Board considers could adversely affect the reputation of the Group.

Where such a material change occurs, you must inform the Chairman as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months’ notice.

3. Role

Attached to this letter is a role profile for Non-Executive Directors, which has been agreed by the Board. The Board may change this role profile from time to time and the role profile as amended shall, once notified to you, be deemed to form part of this letter in place of the document attached.

4. Time Commitment

The Board normally meets formally 8-10 times a year, including a full day strategy session in November, and will otherwise meet on an ad-hoc basis as required. Directors are also expected to attend the Barclays AGM, which is held at the end of April each year, and be available afterwards to meet with and answer the questions of shareholders.

Directors are expected to attend each meeting of the Board, including those called on an ad-hoc basis to discuss urgent matters, and to set aside sufficient time to consider the papers in respect of those meetings, which are normally sent to Directors in the week prior to the meeting. On average, we would expect Board matters to take approximately 20-25 working days of your time per annum, not including any membership of Board Committees.

5. Committees

The Chairman may invite you in due course to serve as a member of one or more of the Board Committees. Additional fees will be paid for membership of Committees, which will be discussed with you at the time, together with the time commitment involved. Any letter of appointment to a Board Committee will form an addendum to this letter.

6. Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays shares within two months of your appointment (on or before 1 June 2006). If you would like any assistance in buying these shares please speak to me.

If you already hold Barclays shares, please let me know as soon as possible so that we can update the statutory register of Directors’ interests and make the necessary announcement under the UKLA’s Listing Rules.

7. Induction and support

As part of the induction of Directors we encourage you to meet some of the key members of our senior management and we will agree a suitable induction programme with you shortly. Ongoing training and briefings on particular topics will be made available at your request. The services of the Company Secretary and the Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as a Director of Barclays. Also, should you feel that there maybe implications for you personally in carrying out the duties of your directorship, you may seek independent advice on any matter, at the Group’s expense.

8. Indemnity

For the avoidance of doubt, the Boards have confirmed that as a Director of Barclays PLC and Barclays Bank PLC you have the benefit of and are able to rely upon the indemnity contained in Article 160 of the Barclays PLC Articles of Association and the identical wording in Article 157 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

In outline, the effect of the Articles (as restricted by relevant statutory provisions) is to provide an indemnity in respect of certain liabilities incurred by you in the execution of your duties, provided that the liability does not arise by virtue of your negligence, default, breach of duty or breach of trust in relation to the Bank. A copy of the indemnity wording is attached to this letter. The indemnity is of course in addition to any other protection available to you by virtue of provisions of statute, common law or indeed any specific contract.

9. Top 15 shareholders

We are offering our top 15 shareholders the opportunity to meet with you, in line with corporate governance best practice as set out in the Combined Code. I will of course advise you if any shareholders ask to take up this offer although I would not expect this based on previous experience.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

/s/ Lawrence Dickinson
Lawrence Dickinson
Company Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:	/s/ Fulvio Conti
Fulvio Conti